

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Mark W. Peterson
Senior Vice President and Chief Financial Officer
Land Newco, Inc.
511 W. Freshwater Way
Milwaukee, Wisconsin 53204

> **Re: Land Newco, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 11, 2021**
> **File No. 000-56281**

Dear Mr. Peterson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing